

Mail Stop 3030

March 29, 2017

Via E-mail
Ram Mukunda
Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

> **Re:** **India Globalization Capital, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 8, 2017**
> **File No. 001-32830**

Dear Mr. Mukunda:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal Three, page 7

1. Please provide us your analysis of how, consistent with Section 5 of the Securities Act, the shares you intend to issue to Bricoleur will be "freely tradable" if the issuance will be "unregistered." Cite in your response all authority on which you rely. Also, tell us when you filed with the Commission the agreement that includes the terms that permit the conversion of principal into your shares.

2. Please clarify what you mean by an "opportunistic basis." Ensure that your disclosure includes the conversion rate, how that rate may be "opportunistic," and any material dilutive impact of the issuances. Also clarify the total number of shares you have issued to date as a result of the $2,000,000 promissory note, its successor agreements, and the related agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery